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                           January 4, 2023

       Jude Bricker
       Chief Executive Officer
       Sun Country Airlines Holdings, Inc.
       2005 Cargo Road
       Minneapolis, MN 55450

                                                        Re: Sun Country
Airlines Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 27,
2022
                                                            File No. 333-269023

       Dear Jude Bricker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown, Staff Attorney, at (202) 551-3905 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Brian M. Janson